Exhibit 99.1

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

Page

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JULY 28, 2012, JANUARY 28, 2012 AND JULY 30, 2011 AND FOR THE 26 WEEKS ENDED JULY 28, 2012 AND JULY 30, 2011 (UNAUDITED)

Condensed Consolidated Statements of Operations and Comprehensive Loss for the 13 Weeks Ended July 28, 2012 and July 30, 2011 (unaudited)	2

Condensed Consolidated Statements of Operations and Comprehensive Loss for the 26 Weeks Ended July 28, 2012 and July 30, 2011 (unaudited)	3

Condensed Consolidated Balance Sheets as of July 28, 2012, January 28, 2012, and July 30, 2011 (unaudited)	4

Condensed Consolidated Statements of Cash Flows for the 26 Weeks Ended July 28, 2012 and July 30, 2011 (unaudited)	5

Condensed Consolidated Statements of Shareholders’ Equity for the 26 Weeks Ended July 28, 2012 and July 30, 2011 (unaudited)	6

Notes to Condensed Consolidated Financial Statements (unaudited)	7

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE THIRTEEN WEEKS ENDED JULY 28, 2012 AND JULY 30, 2011

(In thousands)

	July 28, 2012 (13 weeks)	July 30, 2011 (13 weeks)
REVENUES:
Net sales	$661,776	$651,705
Licensed department rentals and other income	3,336	3,544

Total revenues	665,112	655,249

COSTS AND EXPENSES:
Cost of sales (before depreciation and amortization)	475,292	458,760
Selling, general and administrative expenses	189,248	178,233
Depreciation and amortization expenses	12,000	8,479

Total costs and expenses	676,540	645,472

EARNINGS (LOSS) FROM OPERATIONS	(11,428)	9,777
INTEREST EXPENSE, NET	6,912	8,674

INCOME (LOSS) BEFORE INCOME TAXES	(18,340)	1,103
INCOME TAX BENEFIT	(7,605)	(71)

NET INCOME (LOSS)	$(10,735)	$1,174

COMPREHENSIVE INCOME (LOSS)	$(10,735)	$1,174

See accompanying notes to condensed consolidated financial statements.

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (UNAUDITED)

FOR THE TWENTY SIX WEEKS ENDED JULY 28, 2012 AND JULY 30, 2011

(In thousands)

	July 28, 2012 (26 weeks)	July 30, 2011 (26 weeks)
REVENUES:
Net sales	$1,328,587	$1,297,440
Licensed department rentals and other income	7,081	7,225

Total revenues	1,335,668	1,304,665

COSTS AND EXPENSES:
Cost of sales (before depreciation and amortization)	961,544	920,957
Selling, general and administrative expenses	376,688	355,878
Depreciation and amortization expenses	20,698	16,928

Total costs and expenses	1,358,930	1,293,763

EARNINGS (LOSS) FROM OPERATIONS	(23,262)	10,902
INTEREST EXPENSE, NET	16,912	17,476

LOSS BEFORE INCOME TAXES	(40,174)	(6,574)
INCOME TAX BENEFIT	(15,815)	(2,101)

NET LOSS	$(24,359)	$(4,473)

COMPREHENSIVE LOSS	$(24,359)	$(4,473)

See accompanying notes to condensed consolidated financial statements.

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JULY 28, 2012, JANUARY 28, 2012, AND JULY 30, 2011

(In thousands)

	July 28, 2012 (unaudited)	January 28, 2012	July 30, 2011 (unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$23,673	$20,806	$25,319
Receivables (net of allowance for losses of $1,035, $965 and $906, respectively)	59,250	65,501	54,835
Merchandise inventories	497,698	515,950	522,427
Other current assets	9,656	8,875	10,847

Total current assets	590,277	611,132	613,428
PROPERTY AND EQUIPMENT, Net	145,840	142,574	131,838
INTANGIBLE ASSETS, Net	25,610	26,061	25,793
GOODWILL	926	926	926
DEFERRED INCOME TAXES	90,039	77,994	85,624
DEBT ISSUANCE COSTS	13,879	9,256	12,774
OTHER ASSETS	3,367	2,949	2,953

TOTAL ASSETS	$869,938	$870,892	$873,336

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt and capital lease obligations	$7,428	$8,293	$8,203
Accounts payable	255,389	236,038	241,862
Accrued compensation and related taxes	16,097	15,767	15,295
Deferred income taxes	44,327	43,724	40,908
Other accrued liabilities	60,708	50,818	48,944
Accrued income and other taxes	25,478	23,552	26,571

Total current liabilities	409,427	378,192	381,783
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS – Less current portion	356,871	366,480	372,638
OTHER LONG-TERM OBLIGATIONS	41,760	41,900	47,509
LONG-TERM RELATED PARTY OBLIGATIONS (Note 3)	27,922	26,301	24,312
SHAREHOLDERS’ EQUITY:
Common stock (par value $0.001: 11,500,000 shares authorized, 10,001,000 shares issued and outstanding at July 28, 2012; 10,000,000 shares authorized, issued and outstanding at January 28, 2012 and July 30, 2011)	10	10	10
Additional paid-in capital	57,715	57,417	57,243
Retained earnings (deficit)	(23,526)	833	(10,629)
Accumulated other comprehensive income (loss)	(241)	(241)	470

Total shareholders’ equity	33,958	58,019	47,094

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$869,938	$870,892	$873,336

See accompanying notes to condensed consolidated financial statements.

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE TWENTY SIX WEEKS ENDED JULY 28, 2012 AND JULY 30, 2011

(In thousands)

	July 28, 2012	July 30, 2011
	(26 weeks)	(26 weeks)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(24,359)	$(4,473)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	20,698	16,928
Amortization of deferred financing costs	4,591	2,820
Non-cash inventory adjustments	479	(1,819)
Non-cash related party interest expense	1,747	1,503
Gain on the sale of property and equipment	(93)	(2,985)
Gain on sale of intangible assets	(819)	—
Non-cash change in closed store reserves	1,127	(826)
Deferred income tax benefit	(11,441)	(5,184)
Property and equipment impairment charges	215	25
Stock compensation expense	298	261
Change in assets and liabilities:
Receivables	10, 693	9,249
Merchandise inventories	17,772	(23,069)
Other current assets	(626)	(3,899)
Other long-term assets	(421)	(50)
Accounts payable and accrued liabilities	18,338	(11,108)
Other long-term obligations	(19)	(2,685)

Net cash provided by (used in) operating activities	38,180	(25,312)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(13,639)	(17,366)
Proceeds from the sale of property and equipment	169	2,697
Payments for pharmacy customer lists	(2,506)	(2,200)
Proceeds from the sale of pharmacy customer lists	1,447	—

Net cash used in investing activities	(14,529)	(16,869)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under revolving credit facilities	255,223	325,821
Repayments under revolving credit facilities	(271,782)	(276,765)
Change in book cash overdraft	421	4,118
Payment of financing costs	(9,228)	(643)
Repayment of other debt and capital lease obligations	(3,206)	(5,513)
Borrowings under note payable	3,000	—
Borrowings under financing agreement	4,788	—

Net cash provided by (used in) financing activities	(20,784)	47,018

CASH AND CASH EQUIVALENTS – Beginning of period	20,806	20,482
Net increase in cash and cash equivalents	2,867	4,837

CASH AND CASH EQUIVALENTS – End of period	$23,673	$25,319

SUPPLEMENTAL CASH FLOW INFORMATION:
Non-cash investing activities – assets acquired under capital lease	$1,850	$804
Cash paid during the period for:
Interest	$10,747	$12,918

Income taxes (net of refunds)	$355	$6,457

See accompanying notes to condensed consolidated financial statements.

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)

FOR THE TWENTY SIX WEEKS ENDED JULY 28, 2012 AND JULY 30, 2011

(In thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total
	Shares	Amount
BALANCE—January 28, 2012	10,000	$10	$57,417	$833	$(241)	$58,019
Issuance of non-voting stock	1	—				—
Stock compensation expense			298			298
Net loss				(24,359)		(24,359)

BALANCE—July 28, 2012	10,001	$10	$57,715	$(23,526)	$(241)	$33,958

(In thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total
	Shares	Amount
BALANCE—January 29, 2011	10,000	$10	$56,982	$(6,156)	$470	$51,306
Stock compensation expense			261			261
Net loss				(4,473)		(4,473)

BALANCE—July 30, 2011	10,000	$10	$57,243	$(10,629)	$470	$47,094

See accompanying notes to condensed consolidated financial statements.

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JULY 28, 2012, JANUARY 28, 2012, AND JULY 30, 2011,

AND FOR THE 13 WEEKS AND 26 WEEKS ENDED JULY 28, 2012 AND JULY 30, 2011

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for fiscal year end financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

These interim results are not necessarily indicative of the results of the fiscal years as a whole because the operations of Specialty Retail Shops Holding Corp. (the “Company”) are highly seasonal. The fourth fiscal quarter has historically contributed a significant part of the Company’s earnings due to the Christmas selling season.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the fiscal year ended January 28, 2012.

Organization—The Company was incorporated by an investment fund affiliated with Sun Capital Partners, Inc. (“Sun Capital”) in December 2005 for the purpose of acquiring all of the outstanding shares of common stock of Shopko Stores, Inc. On December 28, 2005 (“the Acquisition Date”), the Company acquired all the issued and outstanding shares of Shopko Stores, Inc. (“the Acquisition”). The Company is a wholly-owned subsidiary of SKO Group Holding, LLC (the “Parent”) which is owned by an affiliate of Sun Capital and other co-investors.

On February 7, 2012, a merger became effective between the Company and Pamida Holding Company, Inc. (“Pamida”) (the “Merger”). The combined entity has approximately 340 locations in 22 states. Prior to the Merger, the Company and Pamida were both owned by the Parent. Thus, the Merger has been accounted for as a related party asset transfer between entities under common control in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification ™ (“ASC”) Topic 805, Business Combinations. The Company’s financial statements have been retroactively restated to reflect the Merger. As a result of the Merger, the Company incurred $13.3 million and $21.7 million of merger-related costs, which were included in selling, general and administrative expenses during the 13 weeks and 26 weeks ended July 28, 2012, respectively.

Following the Merger, the Company has a wholly-owned operating subsidiary, ShopKo Holding Company, LLC (“Shopko”), surviving entity to ShopKo Holding Company, Inc. (“Shopko Inc.”). Shopko has a wholly-owned real estate subsidiary that owns certain real properties which are primarily leased to a Shopko wholly-owned subsidiary, ShopKo Stores Operating Co., LLC (“Shopko Operating”). Shopko Operating has a wholly-owned subsidiary, Pamida Stores Operating Co., LLC, (“Pamida Operating”). Shopko Operating and Pamida Operating are retailers engaged in selling general merchandise and providing retail health services with stores operated in Midwest, North Central, Western and Pacific Northwest states. Shopko Operating also has a wholly-owned commercial pharmacy subsidiary that operates two closed shop pharmacies serving institutions and homes with more than 4,000 beds.

Shareholders’ Equity and Stock Split—On February 7, 2012, the Company amended its certificate of incorporation to authorize 11,000,000 shares of $0.001 par value per share common stock, of which 10,000,000 shares are voting shares and 1,000,000 shares are non-voting. The Company subsequently

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

executed a 1-for-10,000 common stock split. The stock split resulted in each outstanding share of common stock being reclassified and changed into 10,000 shares of common stock. All share data has been adjusted to give effect to the stock split.

The stock option plan previously maintained by Shopko Inc. has been assigned to and assumed by the Company. All other terms of the stock option plan and all stock options issued thereunder remain unchanged. The 1,000 shares of non-voting common stock, par value $0.01 of Shopko Inc., issued and outstanding pursuant to the Shopko Inc. stock option plan were exchanged for 1,000 shares of non-voting common stock of the Company.

On May 8, 2012, the Company amended its certificate of incorporation to authorize an additional 500,000 shares of $0.001 par value per share common stock. The new shares are non-voting. None of the newly authorized common shares have been issued as of the date of issuance of these condensed consolidated financial statements.

At July 28, 2012, the Company had 10,000,000 shares of voting common stock and 1,000 shares of non-voting common stock issued and outstanding, respectively. At January 28, 2012 and July 30, 2011, all 10,000,000 issued and outstanding shares of common stock were voting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements—Effective January 29, 2012, the Company adopted Accounting Standards Update (“ASU”) No. 2011-04, Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, which amended FASB ASC Topic 820, Fair Value Measurement. ASU No. 2011-04 is intended to result in convergence between accounting principles generally accepted in the Unites States (“GAAP”) and International Financial Reporting Standards (“IFRS”) requirements for measurement of and disclosures about fair value. This amendment clarifies the application of existing fair value measurements and disclosures, and changes certain principles or requirements for fair value measurements and disclosures. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Adoption of this guidance did not have a significant impact on the Company’s condensed consolidated financial statements.

Effective January 29, 2012, the Company adopted ASU No. 2011-05, Comprehensive Income: Presentation of Comprehensive Income, which amended FASB ASC Topic 220, Presentation of Comprehensive Income. In accordance with the new guidance, an entity will no longer be permitted to present comprehensive income in its consolidated statements of stockholders’ equity. Instead, entities will be required to present components of comprehensive income in either one continuous financial statement with two sections, net income and comprehensive income, or in two separate but consecutive statements. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Adoption of this guidance did not have a significant impact on the Company’s condensed consolidated financial statements.

In July 2012, the FASB issued ASU No. 2012-02, Intangibles-Goodwill and Other (Topic 350)-Testing Indefinite-Lived Intangible Assets for Impairment. ASU No. 2012-02 simplifies how an entity is required to test indefinite-lived intangible assets for impairment. This guidance provides an entity the option to perform a qualitative, rather than quantitative, assessment to determine whether it is more likely than not that the fair

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

value of a reporting unit is less than its carrying amount. The guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, which the Company did effective July 28, 2012. The Company’s adoption of this guidance during Fiscal 2012 did not have a significant impact on its condensed consolidated financial statements

There are no other recently issued accounting pronouncements that apply to the Company that are expected to have a material impact on its consolidated financial statements.

2.	INCOME TAXES

The Company utilizes an estimated annual effective tax rate in recording the provision (benefit) for income taxes during interim periods; however, the tax consequences of items discrete to a specific period are recorded in that period. For the 26 week period ended July 28, 2012, the Company recorded a tax benefit of $15.8 million for an effective tax rate of 39.4%. For the 26 week period ended July 30, 2011, the Company recorded a tax benefit of $2.1 million for an effective rate of 32.0%. The Company’s effective tax rate differs from the statutory rate primarily due to adjustments to unrecognized tax benefits and related interest, state taxes, and federal jobs credits.

Under FASB ASC Topic 740, Income Taxes, management is obligated to evaluate the likelihood of realizing deferred tax assets. A valuation allowance is required if, based upon available evidence, it is more likely than not that all or some portion of the deferred tax assets will not be realized. Management’s analysis considers many factors, including the Company’s history of operating profitability, reversing taxable temporary differences and expectations of future earnings. There was no change in the valuation allowance during the 26 weeks ended July 28, 2012 and management believes it is more likely than not the recorded amount of net deferred tax assets as of July 28, 2012 will be realized.

As of July 28, 2012, the Company had no unrecognized tax benefits. The Company’s policy is to recognize interest and penalties related to unrecognized tax benefits as income tax expense. There were no amounts related to interest and penalties recognized as of and for the 26 weeks ended July 28, 2012.

The Company’s U.S. federal income tax returns have been examined by the Internal Revenue Service (“IRS”) through 2008. Years subsequent to 2008 remain open to examination. Tax returns in certain state jurisdictions for 2007 and subsequent tax years remain subject to examination by taxing authorities. The Company’s 2010 federal income tax return is currently being examined. Tax returns of Pamida for years from 2007 through 2011 remain open to examination by major taxing jurisdictions as carryforward attributes from these years may still be adjusted upon examination by the IRS and state taxing authorities if the attributes have or will be utilized in a future period.

3.	RELATED PARTY TRANSACTIONS

Consulting and Management Agreements – Prior to February 7, 2012, the Company and an affiliate of Sun Capital (“the Manager”) were parties to a long-term management services agreement (the “Shopko Management Agreement”), whereby the Manager provided the Company with financial and management consulting services. For the services rendered by the Manager, the Company paid the Manager an annual fee of $3.0 million, plus reimbursement of out-of-pocket expenses not to exceed $1.0 million during any 12 month period. Payment of the annual fee was limited by certain covenants in the Company’s Revolving Credit Facility (see Note 4). The covenant restrictions provided for the quarterly payment of $0.4 million (not to exceed $1.5 million annually) as long as certain availability thresholds were met, plus out-of-pocket expenses. The remaining $1.5 million was accrued and payable only if certain cash flows were attained.

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

Prior to February 7, 2012, Pamida and the Manager were also parties to a long-term management services agreement (the “Pamida Management Agreement”). For financial and management consulting services rendered by the manager, Pamida paid the Manager an annual fee of $1.0 million, plus reimbursement of out-of-pocket expenses. Payment of the annual fee was limited by certain covenants in Pamida’s Revolving Credit Facility (see Note 4). The covenant restrictions provided for the quarterly payment of $0.1 million plus out-of-pocket expenses as long as certain availability thresholds were met. The remaining $0.5 million management fee was accrued and payable if certain cash flow tests were attained.

On February 7, 2012, in conjunction with the Merger, the Shopko and Pamida Management Agreements were superseded and replaced with a new agreement with the Manager (the “Consulting Agreement”). The Consulting Agreement has a 10 year term, provides for an annual fee to the Manager of $4.0 million payable quarterly in advance, an additional fee upon the occurrence of certain events and reimbursement of out-of-pocket expenses. In connection with the Merger, a transaction fee of $1.0 million was paid to the Manager pursuant to the Consulting Agreement.

Consulting fee expenses incurred in connection with the Consulting Agreement and included in selling, general and administrative expenses were $1.0 million and $3.0 million for the 13 weeks and 26 weeks ended July 28, 2012, respectively. Management fee expenses incurred in connection with the Shopko and Pamida Management Agreements and included in selling, general and administrative expenses were $1.0 million and $2.0 million for the 13 weeks and 26 weeks ended July 30, 2011, respectively. On April 5, 2012 the Company paid $1.6 million in accrued management fees related to Fiscal 2011 and on April 19, 2011 the Company paid $1.5 million in accrued management fees related to Fiscal 2010, as it met the cash flow thresholds test related to the Shopko Management Agreement. As of July 28, 2012, January 28, 2012, and July 30, 2011, the Company had accrued fees of $3.0 million, $3.1 million, and $2.7 million, respectively, included in Long-Term Related Party Obligations pursuant to the Pamida Management Agreement.

Sun Capital Note Payable— The Company has a note payable agreement with Sun Retail Finance Holdings, LLC. The note bears interest at 15.0% and interest is added to the principal of the note semi-annually. Principal is payable at the time the note matures. On February 7, 2012, in conjunction with the Merger, the maturity date of the note was extended from January 28, 2015 to May 8, 2017. The note is secured by substantially all of the properties and assets of the Company but is subordinated in right of payment to the Revolving Credit Facility. As of July 28, 2012, January 28, 2012, and July 30, 2011, the Company had outstanding principal and interest of $25.0 million, $23.2 million, and $21.6 million, respectively, included in Long-Term Related Party Obligations.

4.	DEBT

The components of the Company’s debt, excluding the Sun Capital Note Payable (see Note 3), as of July 28, 2012, January 28, 2012 and July 30, 2011 are as follows:

(In thousands)	July 28, 2012	January 28, 2012	July 30, 2011
Revolving Credit Facility	$286,364	$302,923	$307,807
Senior unsecured notes, 9.25% due March 15, 2022	5,679	5,679	5,678
Other obligations	22,616	15,179	16,283
Capital lease obligations	49,640	50,992	51,073

	364,299	374,773	380,841
Less – current portion of long-term debt and capital lease obligations	(7,428)	(8,293)	(8,203)

Long-term debt and capital lease obligations	$356,871	$366,480	$372,638

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

Revolving Credit Facility— The Company has a senior secured asset-based revolving credit facility (the “Revolving Credit Facility”). On February 7, 2012, in conjunction with the Merger, the borrowing limits under the Company’s and Pamida’s revolving credit facilities were combined under the Company’s Revolving Credit Facility and the previous terms were amended. The amendments increased the credit facility size to $760.0 million and extended the term through February 7, 2017. The amended Revolving Credit Facility consists of three components, Revolver A, Revolver A-1, and Revolver B, which are subject to borrowing base calculations based primarily on a percentage of inventory, accounts receivable, and customer relationship files. Revolver B loans are deemed to be the first loans made and the last loans repaid. Interest for Revolver A, Revolver A-1, and Revolver B is payable monthly. The Revolving Credit Facility is secured by essentially all the assets of the Company, excluding real property and equipment. The Revolving Credit Facility limits the number of store closings, payment of dividends, incurring new indebtedness, repurchase of common stock, capital expenditures and transactions with affiliates, including payment of consulting fees, and also requires the Company to meet certain financial performance covenants. The Company was in compliance with all covenants as of July 28, 2012.

A summary of the interest rates in effect for borrowings under the merged and amended Revolving Credit Facility is as follows:

Loan	LIBOR	Prime
A	LIBOR + 1.75%	Prime + 0.75%
A-1	LIBOR + 3.50%	Prime + 2.50%
B	LIBOR + 8.75%	Prime + 7.75%

As a result of the amendment to the Company’s Revolving Credit Facility in conjunction with the Merger, the Company incurred financing fees of approximately $9.2 million.

Revolver A has maximum available borrowings and letters of credit up to $700.0 million. The total outstanding letters of credit is limited to $200.0 million. Borrowings bear interest at a variable rate based on a certain formula (2.3% at July 28, 2012). At July 28, 2012 there were borrowings of $226.6 million under Revolver A with $279.3 million of additional borrowings available.

Borrowings under Revolver A-1 are capped at $30.0 million. Maximum borrowings available are determined by a certain formula. At July 28, 2012 there were borrowings of $29.7 million under Revolver A-1, with no additional borrowings available. Borrowings bear interest at a variable rate based on a certain formula (3.8% at July 28, 2012).

Borrowings under Revolver B are capped at $30.0 million. Maximum borrowings available are determined by a certain formula. At July 28, 2012 there were borrowings of $30.0 million under Revolver B. Borrowings bear interest at a variable rate based on a certain formula (9.0% at July 28, 2012).

The Company issues documentary letters of credit during the ordinary course of business as required by certain foreign vendors, as well as stand-by letters of credit as required by certain insurers and other parties. As of July 28, 2012 the Company had outstanding stand-by letters of credit of $21.7 million and outstanding documentary letters of credit of $3.1 million.

Prior to the significant Revolving Credit Facility modifications on February 7, 2012, the Company and Pamida each maintained secured asset-based revolving credit facilities (“Prior Revolving Credit Facilities”). Under the Prior Revolving Credit Facilities, Revolver A had maximum available borrowings and letters of credit up to $571.5 million. Total outstanding letters of credit was limited to $200.5 million. Borrowings bore interest at a variable rate based on a certain formula (3.5% at July 30, 2011). At January 28, 2012 and

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

July 30, 2011 there were borrowings of $251.9 million and $252.1 million under Revolver A, respectively, with $242.1 million and $188.6 million of additional borrowings available, respectively.

Under the Prior Revolving Credit Facilities, borrowings under Revolver A-1 were capped at $7.0 million. An amendment eliminated Revolver A-1 on October 28, 2011. Maximum borrowings available were determined by a certain formula. At July 30, 2011 there were borrowings of $5.0 million under Revolver A-1, with no additional borrowings available. Borrowings bore interest at a variable rate based on a certain formula (6.0% at July 30, 2011).

Under the Prior Revolving Credit Facilities, borrowings under Revolver B were capped at $60.8 million and $61.0 million at January 28, 2012 and July 30, 2011, respectively. Maximum borrowings available were determined by a certain formula. There were borrowings of $51.1 million and $50.7 million under Revolver B at January 28, 2012 and July 30, 2011, respectively, with no additional borrowings available. Borrowings bore interest at a variable rate based on a certain formula (13.1% at July 30, 2011).

Under the Prior Revolving Credit Facilities, the Company and Pamida issued documentary letters of credit during the ordinary course of business, as well as stand-by letters of credit. As of January 28, 2012 and July 30, 2011, the Company had outstanding stand-by letters of credit of $23.1 million and $26.6 million, respectively, and outstanding documentary letters of credit of $1.3 million and $2.8 million, respectively.

Notes Payable— A significant number of the Company’s properties are leased pursuant to master leases with a third party real estate investment trust (the “REIT”). On March 1, 2012, the Company and the REIT entered into an agreement in which the Company provided an unconditional guarantee of payment and performance related to the master leases between the REIT and Pamida. The agreement amends the subordinated promissory note between the REIT and Pamida such that the Company assumes all obligations of Pamida under the note including the current outstanding principal balance of $2.0 million at 5.0% interest. Payments of the principal due on this note commence on March 1, 2014 and continue over the following three years. On April 12, 2012, the Company and the REIT established a five year subordinated promissory note between the Company and the REIT in the amount of $3.0 million at 8.5% interest, with principal payments due commencing on June 1, 2014.

5.	INTEREST EXPENSE

Net interest expense on the Condensed Consolidated Statements of Operations is composed of the following:

	July 28, 2012 13 weeks	July 30, 2011 13 weeks	July 28, 2012 26 weeks	July 30, 2011 26 weeks
Interest expense	$6,912	$8,674	$16,912	$17,497
Interest income	—	—	—	(21)

Interest expense, net	$6,912	$8,674	$16,912	$17,476

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

6.	LEASE TERMINATION AND CLOSED STORE RESERVE

The following table reflects changes in the liability related to closed stores due to new closures, changes in assumptions, accretion expense and cash payments for the 26 weeks ended July 28, 2012 and July 30, 2011.

(In thousands)	July 28, 2012	July 30, 2011
Balance – beginning of period	$19,476	$24,156
Changes in assumptions about future sublease income, terminations, and changes in interest rates	1,127	(826)
Accretion expense	1,354	1,652
Cash payments	(2,779)	(3,882)

Balance – end of period	$19,178	$21,100

During the 26 weeks ended July 28, 2012, the Company closed five stores under long-term lease and recorded $1.1 million to the closed store reserve for those locations.

During the 26 weeks ended July 30, 2011, the Company entered into a lease termination agreement related to a previously closed location that was under long-term lease. Pursuant to the agreement, the Company made a cash payment of $1.3 million to settle the outstanding obligation related to the lease. As a result of the agreement, the Company released $1.1 million of the previously established reserve to selling, general and administrative expenses in the consolidated statements of operations.

7.	SUBSEQUENT EVENTS

The Company evaluated all events subsequent to the balance sheet date of July 28, 2012 through the date of issuance of these condensed consolidated financial statements, September 5, 2012. The Company has determined there were no subsequent events that required disclosure under FASB ASC Topic 855, Subsequent Events.

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